UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CAPITAL EQUITY FINANCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)
N/A
(CUSIP Number)

The Stone Financial Group, Inc.
7701 France Avenue South
Suite 200
Edina, MN 55435
(952) 837-6202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2009
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The Stone Financial Group, Inc.
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________
3. SEC Use Only
________________________________________________________________________________
4. Source of Funds (See Instructions) OO
________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________
6. Citizenship or Place of Organization: MN
________________________________________________________________________________

Number of Shares Beneficially Owned with:

7. Sole Voting Power: 0

8. Shared Voting Power: 0

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 0.0%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): CO
________________________________________________________________________________

The Reporting Person identified on pages 2 through 5 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the Reporting Person’s beneficial control of zero shares of the common stock, $.001 par value per share (the "Common Stock"), of Capital Equity Finance, Inc., a Florida corporation (the "Issuer"). As of the date of this filing, the Issuer's principal executive office was located at 5775 Blue Lagoon Drive, Suite 100, Miami, Florida 33126.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by The Stone Financial Group, Inc., a Minnesota corporation headquartered at 7701 France Avenue South, Suite 200, Edina, Minnesota 55435 (the "Reporting Person").  The primary business of the Reporting Person is to act as a personal holding company for investments.  The Reporting Person is owned by Esper Gullatt, Jr., a U.S. citizen.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Neurotech, Inc. paid cash for the purchase of the Reporting Person’s beneficially owned shares. The purchase price was $0.008 per share.

ITEM 4. PURPOSE OF THE TRANSACTION

This Schedule 13D is filed to disclose the Reporting Person’s sale of 4,000,000 shares of beneficial interest in the Issuer to Neurotech, Inc. In conjunction with the purchaser’s acquisition of the Reporting Person’s shares and the shares held by another shareholder, a change of control occurred.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)           As of March 31, 2009, the Issuer had 6,090,000 shares outstanding.  As of the date of filing this Schedule 13D, the Reporting Person had no voting control or beneficial interest in any shares of the Issuer.

(b)           None.

(c)           None.

(d)           None.

(e)           May 8, 2009.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Incorporated by reference is the Stock Purchase Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2009

By: /s/ Esper Gullatt, Jr.
Esper Gullatt, Jr.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibits

Stock Purchase Agreement, dated May 8, 2009 (incorporated by reference from Form 8-K filed May 14, 2009)